Dunxin Financial Holdings Limited

27th Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

Tel: +862787303888

September 26, 2022

VIA EDGAR

Lory Empie

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Dunxin Financial Holdings Limited
Form 20-F for the fiscal period ending December 31, 2021
Filed May 2, 2022
File No. 001-34958

Dear Mr. Empie:

Dunxin Financial Holdings Limited (the “Company”, “DXF,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2022 regarding our annual report on Form 20-F previously submitted on May 2, 2022 (the “Form 20-F”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the fiscal period ending December 31, 2021

General

1.	Please revise future filings to name your PRC counsel where you state that your position is based on the advice of your PRC counsel.

Response: In response to the Staff’s comment, we will revise our future filings accordingly.

Conventions that Apply to this Annual Report, page 3

2.

We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. In future filings, please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

Response: In response to the Staff’s comment, we will revise our future filings accordingly.

Risks Related to Our Corporate Structure, page 8

3.

Please refer to your reference to "our operating entities in China” and revise your future filings disclosure here and throughout to refrain from implying that the VIE Agreements are equivalent to an equity ownership in the business of the VIE. Similarly, revise your future filings disclosure throughout, including disclosures on pages 42 and 52, to remove disclosure stating that VIE contractual arrangements may not be as effective as "direct" ownership as this disclosure suggests a possibility of indirect ownership.

Response: In response to the Staff’s comment, we will revise our future filings accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

Very truly yours,

/s/ Ricky Qizhi Wei
Ricky Qizhi Wei Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC jwu@htflawyers.com ctan@htflawyers.com